August 1, 2025

Alberto Zapata

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A (the “Amendments”)

File Nos.: 333-271700 and 811-23872

Dear Mr. Zapata:

This correspondence responds to the comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Leverage Shares 2X Long CRCL Daily ETF, Leverage Shares 2X Long CRWV Daily ETF, Leverage Shares 2X Long ETOR Daily ETF, Leverage Shares 2X Long BULL Daily ETF, Leverage Shares 2X Long GLXY Daily ETF (each a “Fund” and collectively, the “Funds”). For your convenience, your comment is summarized below with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: The Staff objects to the use of a shelf registered prospectus for a 60-day review to add a new series to avoid 75-day review. Please file a BXT for 15 days.

Response: The changes are being made in a post-effective amendment to the registration statement of existing funds because the post-effective amendment was filed for the purpose of making material changes to existing series in accordance with Rule 485(a)(1), rather than adding new series, in accordance with Rule 485(a)(2) under the 1933 Act. It would not be appropriate for the existing series to file under Rule 485(b)(2). A filing pursuant to Rule 485(a)(1) under these circumstances is wholly appropriate and consistent with text and policy of the rule and industry practice. Therefore, the Registrant declines to file a BXT with respect to the effective date of each Fund.

2.	Comment: The Staff notes the ETF names imply 2x long daily returns tied to each stock. Given potential uncertainty to achieve these terms, the Staff believes the Registrant should revise the proposed names and disclosures to reflect that while 2xs is a target there is uncertainty on whether it will be achieved.

Response: The Registrant respectfully declines to change each Fund’s name. The Funds’ names do not use any terminology that would promise or otherwise guarantee that the Fund will achieve 2x times levered investment results to the change in value of the reference asset. Each Fund’s disclosure in the Summary Section and other parts of the Prospectus provide that each such Fund seeks to obtain such daily leveraged results and that is how each Fund will be managed. Accordingly, the Registrant believes that the disclosures accurately describe each Fund’s strategy and that the names are not otherwise misleading.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: On page 5, below the table, the Staff notes a reference to the annualized performance for the 5-year period but the issuer has not been listed for 5 years. Thus, it is not appropriate to present this information. Please address historical volatility and performance only. To the extent that a lack of trading history presents its own unique risk related to product performance, or managing ETF operations, please address this in revised disclosure.

Response: The Registrant has amended the disclosure as follows:

The Underlying Security’s annualized historical volatility rate since inception of trading on June 4, 2025 through June 30, 2025 (the “Period”) was 670.41%. The Underlying Security’s performance for the Period was 484.81%. Historical volatility and performance are not indications of what the Underlying Security’s volatility and performance will be in the future. Since CRCL recently commenced trading, it has a limited history on which investors can evaluate the security.

4.	Comment: In the Summary Prospectus for CRCL, on page 3, please disclose which markets are referred to in the following sentence: “The terms “daily,” “day,” and “trading day,” refer to the period from the close of the markets on one trading day to the close of the markets on the next trading day.”

Response: The Registrant has amended the disclosure as follows:

The terms “daily,” “day,” and “trading day,” refer to the period from the close of the primary market on which the Fund is traded on one trading day to the close of the primary market on the next trading day.

5.	Comment: Please explain if Tracking Error Risk should be included in the Principal Risks of Investing in the Fund section of each Fund.

Response: Tracking Error Risk was not included as the Registrant believes this risk is duplicative of Daily Correlation Risk.

6.	Comment: On page 12, please include the inception date in the portfolio manager section.

Response: The Registrant has made this change.

7.	Comment: In Table 2 on page 66, please revise the disclosure to clarify the trading history of each security.

Response: The Registrant has updated the historical volatility rate percentages and has added the inception date for each reference asset, as follows:

Table 2 – Historic Volatility of the Underlying Securities

Underlying Security	Historical Volatility Rate
CRCL[1]	670.41%
CRWV[2]	162.89%
ETOR[3]	77.70%
BULL[4]	834.36%
GLXY[5]	102.81%

[1]	CRCL began trading on the NYSE on June 4, 2025. The historical volatility rate is for the period of June 4, 2025 to June 30, 2025.
[2]	CRWV began trading on the NYSE on March 27, 2025. The historical volatility rate is for the period of March 27, 2025 to June 30, 2025.
[3]	ETOR began trading on the NYSE on May 14, 2025. The historical volatility rate is for the period of May 14, 2025 to June 30, 2025.
[4]	BULL began trading on the NYSE on April 11, 2025. The historical volatility rate is for the period of April 11, 2025 to June 30, 2025.
[5]	GLXY began trading on the NYSE on June 30, 2025. The historical volatility rate is for the period of June 30, 2025 to June 30, 2025.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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